November 27, 2001


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549

                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                  NISOURCE INC.
                                801 E. 86TH AVE.
                             MERRILLVILLE, IN 46410

                                FILE NO. 70-9681

Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated November 1, 2000, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended, the undersigned hereby certifies to the Commission that:

1. The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale

         None

2. The total number of shares of common stock issued or issuable under options granted during the quarter under NiSource Inc.'s benefit plans or otherwise

         54,499 shares

3. If common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer

         None

4. The amount and terms of any long-term debt, preferred stock or other preferred or equity-linked securities, or short-term debt, issued directly or indirectly by NiSource during the quarter

         Please see Exhibit 1

5. The amount and terms of any short-term debt issued directly or indirectly by any utility subsidiary during the quarter

         Please see Exhibit 2

6. The amount and terms of any financing consummated by any non-utility subsidiary during the quarter that are not exempt under rule 52

         None

7. The name of the guarantor and of the beneficiary of any NiSource guarantee or non-utility subsidiary guarantee issued during the quarter, and the amount, terms and purpose of the guarantee

         NiSource issued no guarantees during the quarter ended 9-30-01.

8. The notional amount and principal terms of any interest rate hedge or anticipatory hedge entered into during the quarter and the identity of the parties to such instruments

         None.

9. The name, parent company, and amount invested in any new intermediate subsidiary or financing subsidiary during the quarter

         None.

10. A list of Form U-6B-2 statements filed with the commission during the quarter, including the name of the filing entity and the date of the filing

         None.

11. Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including NiSource, that has engaged in financing transactions during the quarter

         Please see the attached balance sheets for NiSource, Northern Indiana Public Service Company, Bay State Gas Company, Northern Utilities, Kokomo Gas and Fuel and Northern Indiana Fuel and Light.

                                      Very truly yours,


                                      NiSource Inc.


                                      By:          /s/ Jeffrey W. Grossman
                                         ---------------------------------------
                                                       Jeffrey W. Grossman
                                                Vice President and Controller
                                                (Principal Accounting Officer
                                                and Duly Authorized Officer)

                                                                      EXHIBIT #1

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681

                                     ITEM #4

                               AMOUNT ISSUED DURING        AMOUNT OUTSTANDING       TYPE OF DEBT
COMPANY                       THIRD QUARTER OF 2001        SEPTEMBER 30, 2001        OR SECURITY                 TERMS
------------------------------------------------------------------------------------------------------------------------------------
NiSource Finance Corp.                  -                    1,863,856,000         Short-term Debt    Commercial paper borrowing
                                                                                                      with a weighted average
                                                                                                      interest rate of 3.52%

NiSource Finance Corp.                  -                    6,112,800,000         Long-term Debt     Unsecured two-year notes
                                                                                                      paying a 5.75% coupon and
                                                                                                      maturing April 15, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT #2

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681

                                     ITEM #5

                                                                            INTER-COMPANY DEBT
                                                                              OUTSTANDING AT            WEIGHTED AVERAGE
LENDING COMPANY                 BORROWING SUBSIDIARY                         SEPTEMBER 30, 2001          INTEREST RATE
---------------------------------------------------------------------------------------------------------------------------
NiSource Inc.             Northern Indiana Public Service Company                323,561,000                 3.78%
NiSource Inc.             Kokomo Gas & Fuel Company                                3,982,000                 3.78%
NiSource Inc.             Northern Indiana Fuel and Light                          4,424,000                 3.78%
NiSource Inc.             Bay State Gas Company                                  123,750,000                 3.78%
---------------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT #3

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681

                                    ITEM #11

As of September, (in thousands)                                                                                       2001
---------------------------------------------------------------------------------------------------------------------------
ASSETS

PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                            $ 16,026,204
     Accumulated depreciation and amortization                                                                  (7,572,530)
---------------------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                           8,453,674
---------------------------------------------------------------------------------------------------------------------------
     Gas and oil producing properties, full cost method
        United States cost center                                                                                  985,278
        Canadian cost center                                                                                        21,484
     Accumulated depletion                                                                                         (95,685)
---------------------------------------------------------------------------------------------------------------------------
     Net gas and oil producing properties                                                                          911,077
---------------------------------------------------------------------------------------------------------------------------
     Other property, at cost, less accumulated depreciation                                                         83,911
---------------------------------------------------------------------------------------------------------------------------
Net Property, Plant and Equipment                                                                                9,448,662
---------------------------------------------------------------------------------------------------------------------------
INVESTMENTS:
     Net assets of discontinued operations                                                                         366,742
     Unconsolidated affiliates                                                                                     156,585
     Assets held for sale                                                                                           19,768
     Other investments                                                                                              47,125
---------------------------------------------------------------------------------------------------------------------------
          Total Investments                                                                                        590,220
---------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                                                                     117,655
     Accounts receivable - less reserve                                                                            766,999
     Other receivables                                                                                              19,748
     Gas inventory                                                                                                 499,317
     Underrecovered gas and fuel costs                                                                              73,337
     Material and supplies, at average cost                                                                         79,001
     Electric production fuel, at average cost                                                                      24,581
     Price risk management asset                                                                                   439,459
     Exchange gas receivable                                                                                       275,475
     Prepayments and other                                                                                         338,776
---------------------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                                   2,634,348
---------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Price risk asset long term                                                                                     20,401
     Regulatory assets                                                                                             521,338
     Intangible assets                                                                                           3,703,716
     Deferred charges and other                                                                                    403,295
---------------------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                                     4,648,750
---------------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                                 $ 17,321,980
===========================================================================================================================

                                                                      EXHIBIT #3

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681

                                    ITEM #11

As of September 30, (in thousands)                                                                                    2001
---------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
     Common Stock Equity                                                                                       $ 3,411,866
     Preferred Stocks -
        Subsidiary Companies

           Series without mandatory redemption provisions                                                           83,631
           Series with mandatory redemption provisions                                                              48,524
     Company - obligated mandatorily redeemable preferred securities
           of subsidiary trust holding solely Company debentures                                                   345,000
     Long-term debt, excluding amounts due within one year                                                       6,112,800
---------------------------------------------------------------------------------------------------------------------------
Total Capitalization                                                                                            10,001,821
---------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                                                             87,114
      Short-term borrowings                                                                                      1,863,856
      Accounts payable                                                                                             531,730
      Dividends declared on common and preferred stocks                                                             64,741
      Customer deposits                                                                                             35,533
      Taxes accrued                                                                                                197,690
      Interest accrued                                                                                             161,133
      Overrecovered gas and fuel costs                                                                             161,692
      Accrued employment costs                                                                                      51,354
      Price risk management liabilities                                                                            353,595
      Exchange gas payable                                                                                         205,593
      Current deferred revenue                                                                                      87,619
      Other accruals                                                                                               540,072
---------------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                              4,341,722
---------------------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                                      1,741,274
      Deferred investment tax credits                                                                              107,579
      Deferred credits                                                                                             298,233
      Non-current deferred revenue                                                                                 464,596
      Accrued liability for post retirement benefits                                                               277,281
      Other non-current liabilities                                                                                 89,474
---------------------------------------------------------------------------------------------------------------------------
          Total other                                                                                            2,978,437
---------------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                                          $ 17,321,980
===========================================================================================================================

                                                                      EXHIBIT #4
                     NORTHERN INDIANA PUBLIC SERVICE COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681

                                    ITEM #11

As of September 30, (in thousands)                                                                              2001
---------------------------------------------------------------------------------------------------------------------
ASSETS

PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                       $ 6,174,508
     Accumulated depreciation and amortization                                                            (3,317,466)
---------------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                     2,857,042
---------------------------------------------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                                                                 5,866
---------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                                21,126
     Accounts receivable - less reserve                                                                      189,445
     Material and supplies, at average cost                                                                   45,451
     Electric production fuel, at average cost                                                                24,581
     Natural gas in storage, at last in, first-out cost                                                      112,844
     Price risk management asset                                                                              62,075
     Prepayments and other                                                                                    45,721
---------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                                         501,243
---------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Price risk asset long term                                                                                4,168
     Regulatory assets                                                                                       177,891
     Deferred charges and other                                                                              193,839
---------------------------------------------------------------------------------------------------------------------
Total Other Assets                                                                                           375,898
---------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                             $ 3,740,049
=====================================================================================================================

                                                                      EXHIBIT #4

                     NORTHERN INDIANA PUBLIC SERVICE COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681

                                    ITEM #11

As of September 30, (in thousands)                                                                              2001
---------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
Common shareholder's equity                                                                                $ 986,786
Preferred Stocks -
      Series without mandatory redemption provisions                                                          81,114
      Series with mandatory redemption provisions                                                             48,524
Long-term debt, excluding amount due within one year                                                         847,492
---------------------------------------------------------------------------------------------------------------------
Total Capitalization                                                                                       1,963,916
---------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                                                       58,578
      Short term borrowings                                                                                  322,685
      Accounts payable                                                                                       247,799
      Dividends declared on common and preferred stock                                                        55,771
      Customer deposits                                                                                       31,106
      Taxes accrued                                                                                          150,621
      Interest accrued                                                                                        14,947
      Fuel adjustment clause                                                                                   8,490
      Accrued employment costs                                                                                50,455
      Price risk management liabilities                                                                       89,137
      Other accruals                                                                                           6,452
---------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                        1,036,041
---------------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                                  452,190
      Deferred investment tax credits                                                                         73,164
      Deferred credits                                                                                        35,009
      Accrued liability for post retirement benefits                                                         157,911
      Other noncurrent liabilities                                                                            21,818
---------------------------------------------------------------------------------------------------------------------
          Total other                                                                                        740,092
---------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                                     $ 3,740,049
=====================================================================================================================

                                                                      EXHIBIT #5

                              BAY STATE GAS COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681

                                    ITEM #11

As of September 30, (in thousands)                                                                            2001
-------------------------------------------------------------------------------------------------------------------
ASSETS

PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                     $ 1,125,482
     Accumulated depreciation and amortization                                                            (251,474)
-------------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                     874,008
-------------------------------------------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                                                             110,498
-------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                               5,461
     Accounts receivable - less reserve                                                                     51,866
     Gas cost adjustment clause                                                                             37,563
     Material and supplies, at average cost                                                                  9,846
     Natural gas in storage - weighted average                                                              29,167
     Prepayments and other                                                                                   3,818
-------------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                             137,721
-------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                                       7,687
     Intangible assets                                                                                       2,237
     Deferred charges and other                                                                             39,218
-------------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                                49,142
-------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                          $ 1,171,369
===================================================================================================================

-------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                      $   527,354
      Long-term debt excluding amt due within one year                                                     143,500
-------------------------------------------------------------------------------------------------------------------
          Total Capitalization                                                                             670,854
-------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Short term borrowings                                                                                148,758
      Accounts payable                                                                                      19,073
      Dividends declared on common and preferred stock                                                       3,000
      Customer deposits                                                                                      2,832
      Taxes accrued                                                                                          7,123
      Interest accrued                                                                                       3,604
      Refunds due customers within one year                                                                  5,299
      Other accruals                                                                                        60,235
-------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                        249,924
-------------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                                238,936
      Deferred investment tax credits                                                                        3,127
      Other noncurrent liabilities                                                                           8,528
-------------------------------------------------------------------------------------------------------------------
          Total other                                                                                      250,591
-------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                                   $ 1,171,369
===================================================================================================================

                                                                      EXHIBIT #6

                            NORTHERN UTILITIES, INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681

                                    ITEM #11

As of September 30, (in thousands)                                                                            2001
-------------------------------------------------------------------------------------------------------------------
ASSETS

PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                       $ 250,429
     Accumulated depreciation and amortization                                                             (47,968)
-------------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                     202,461
-------------------------------------------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                                                               2,601
-------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                               2,870
     Accounts receivable - less reserve                                                                     14,051
     Gas cost adjustment clause                                                                             11,894
     Material and supplies, at average cost                                                                    881
     Natural gas in storage, weighted average                                                               18,778
     Prepayments and other                                                                                   3,089
-------------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                              51,563
-------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                                       7,043
     Intangible assets                                                                                       1,116
     Deferred charges and other                                                                              3,386
-------------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                                11,545
-------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                            $ 268,170
===================================================================================================================

-------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                        $ 109,106
      Long-term debt excluding amt due within one year                                                      19,667
-------------------------------------------------------------------------------------------------------------------
          Total Capitalization                                                                             128,773
-------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Short term borrowings                                                                                 60,833
      Accounts payable                                                                                      10,031
      Customer deposits                                                                                        742
      Taxes accrued                                                                                          3,594
      Interest accrued                                                                                       1,603
      Price risk management liabilities                                                                      1,576
      Refunds due customers within one year                                                                    835
      Other accruals                                                                                         8,921
-------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                         88,135
-------------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                                 47,902
      Deferred investment tax credits                                                                          299
      Other non-current liabilities                                                                          3,061
-------------------------------------------------------------------------------------------------------------------
          Total other                                                                                       51,262
-------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                                     $ 268,170
===================================================================================================================

                                                                      EXHIBIT #7

                           KOKOMO GAS AND FUEL COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681

                                    ITEM #11

As of September 30, (in thousands)                                                                             2001
--------------------------------------------------------------------------------------------------------------------
ASSETS

PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                         $ 78,280
     Accumulated depreciation and amortization                                                              (36,679)
--------------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                       41,601
--------------------------------------------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                                                                    5
--------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                                1,275
     Accounts receivable - less reserve                                                                         738
     Gas cost adjustment clause                                                                               4,964
     Material and supplies, at average cost                                                                     474
     Natural gas in storage - weighted average                                                                  644
     Prepayments and other                                                                                       45
--------------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                                8,140
--------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Deferred charges and other                                                                                  48
--------------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                                     48
--------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                              $ 49,794
====================================================================================================================

--------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                          $ 34,711
--------------------------------------------------------------------------------------------------------------------
          Total Capitalization                                                                               34,711
--------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Short term borrowings                                                                                   3,982
      Accounts payable                                                                                        2,787
      Customer deposits                                                                                         491
      Interest accrued                                                                                          128
      Other accruals                                                                                            862
--------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                           8,250
--------------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                                   3,369
      Deferred investment tax credits                                                                           510
      Post retirement benefits accrued                                                                          357
      Regulatory income tax liability                                                                         1,477
      Other non-current liabilities                                                                           1,120
--------------------------------------------------------------------------------------------------------------------
          Total other                                                                                         6,833
--------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                                       $ 49,794
====================================================================================================================

                                                                      EXHIBIT #8

                     NORTHERN INDIANA FUEL AND LIGHT COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681

                                    ITEM #11

As of September 30, (in thousands)                                                                             2001
--------------------------------------------------------------------------------------------------------------------
ASSETS

PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                         $ 71,196
     Accumulated depreciation and amortization                                                              (24,812)
--------------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                       46,384
--------------------------------------------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                                                                  864
--------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                                  184
     Accounts receivable - less reserve                                                                       1,910
     Gas adjustment clause                                                                                    8,624
     Material and supplies, at average cost                                                                     403
     Natural gas in storage - weighted average                                                                6,406
     Prepayments and other                                                                                       33
--------------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                               17,560
--------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                                          137
     Deferred charges and other                                                                                 244
--------------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                                    381
--------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                              $ 65,189
====================================================================================================================

--------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                          $ 44,537
--------------------------------------------------------------------------------------------------------------------
Total Capitalization                                                                                         44,537
--------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Notes payable to associated companies                                                                   4,400
      Accounts payable                                                                                        2,202
      Customer deposits                                                                                         155
      Taxes accrued                                                                                           1,159
      Other accruals                                                                                          1,614
--------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                           9,530
--------------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                                   4,789
      Deferred investment tax credits                                                                           345
      Deferred credits                                                                                        3,886
      Regulatory income tax liability                                                                         2,102
--------------------------------------------------------------------------------------------------------------------
          Total other                                                                                        11,122
--------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                                       $ 65,189
====================================================================================================================